SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COAST DENTAL SERVICES, INC.
(Name of Subject Company (Issuer))

COAST DENTAL SERVICES, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

19034H102
(CUSIP Number of Class of Securities)

TIMOTHY G. MERRICK
VICE PRESIDENT – FINANCE AND SECRETARY
2502 ROCKY POINT DRIVE NORTH, SUITE 1000
TAMPA, FLORIDA 33607
(813) 288-1999
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Edward J. Richardson, Esquire	Robert J. Grammig, Esquire
Shumaker, Loop & Kendrick, LLP	Holland & Knight, LLP
101 East Kennedy Boulevard, Suite 2800	400 North Ashley Drive, Suite 2300
Tampa, FL 33602	Tampa, FL 33602
(813) 229-7600	(813) 227-8500

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$5,788,494	$533.00

     *     For purpose of calculating the filing fee only. The fee is $92 per $1,000,000 of the aggregate offering amount (or.000092 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #10, issued by the Commission on February 7, 2003. The amount assumes the purchase of 1,286,332 shares of common stock of Coast Dental Services, Inc. (“Coast Dental”), for a price per share of $4.50. Such number of shares represents (i) the sum of the 2,091,223 outstanding shares of Coast Dental as of March 1, 2003 and 261,721 shares issuable upon exercise of outstanding options to purchase shares (other than options held by the continuing shareholders), (ii) less 1,066,800 shares held by the continuing shareholders who have notified Coast Dental that they do not intend to tender their shares in this tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: Not Applicable Form or Registration No.: Not Applicable Filing Party: Not Applicable Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender-offer subject to Rule 13e-4.

☒	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION
SIGNATURE
Offer To Purchase
Letter of Transmittal
Notice of Guaranteed Delivery
Broker, Dealer Letter
Substitute W-9 Guidelines
Letter to Shareholders
Client Letter
February 21, 2003 Press Release
March 4, 2003 Press Release
December 31, 2002 Credit Agreement
February 28, 2003 Credit Agreement
February 19, 2003 Capitalink Fairness Opinion
February 19, 2003 Capitalink Report
February 26, 2003 Letter

INTRODUCTION

     This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by Coast Dental Services, Inc., a Florida corporation (“Coast Dental”). This Schedule TO relates to the offer by Coast Dental to purchase any and all of its outstanding shares of common stock, par value $.001 per share (the “Shares”), at a price of $4.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2003 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

     The information set forth in the Offer to Purchase and the related Letter of Transmittal, is expressly incorporated herein by reference in response to all the items of this Schedule TO, including without limitation all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO, except as set forth below.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)  Name and Address. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Tender Offer—Certain Information Concerning Coast Dental” is incorporated herein by reference.

     (b)  Securities. The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

     (c)  Trading Market and Price. The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of Shares; Dividends; Stock Repurchases” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a)  Name and address. The information set forth in the Offer to Purchase under “Summary Term Sheet” and Schedule I is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     (a)  Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer,” “The Tender Offer—Terms of the Offer; Expiration Date,” “The Tender Offer—Acceptance for Payment and Payment for Shares,” “The Tender Offer—Procedure for Tendering Shares,” “Withdrawal Rights” and “The Tender Offer—Certain Federal Income Tax Consequences” is incorporated herein by reference.

     (b)  Purchases. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Special Factors—Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e)  Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “Special Factors—Interests of Certain Persons in the Offer and the Second-Step Transaction,” “ The Tender Offer—Certain Information Concerning Coast Dental” and “The Tender Offer—Financing the Offer” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a)  Purposes. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer” is incorporated herein by reference.

     (b)  Use of Securities Acquired. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer” is incorporated herein by reference.

     (c)  Plans. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)  Source of Funds. The information set forth in the Offer to Purchase under “ The Tender Offer—Certain Information Concerning Coast Dental” and “The Tender Offer—Financing the Offer” is incorporated herein by reference.

     (b)  Conditions. The information set forth in the Offer to Purchase under “The Tender Offer—Financing the Offer” is incorporated herein by reference.

     (d)  Borrowed Funds. The information set forth in the Offer to Purchase under “The Tender Offer—Financing the Offer” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  Securities Ownership. The information set forth in the Offer to Purchase under “Special Factors—Beneficial Ownership of Shares” is incorporated herein by reference.

     (b)  Securities Transactions. The information set forth in the Offer to Purchase under “Special Factors—Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Special Factors—Fees and Expenses” and “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

     Because the consideration offered consists solely of cash, the financial statements of Coast Dental are not material pursuant to Instruction 2 to Item 1010 of Regulation M-A.

ITEM 11. ADDITIONAL INFORMATION

     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase.
(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery of Shares of Common Stock.
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(6)	Letter to Shareholders from Coast Dental.
(a)(7)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(8)	Text of Press Release dated February 21, 2003, issued by Coast Dental.
(a)(9)	Text of Press Release dated March 4, 2003, issued by Coast Dental.
(b)(1)	Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC.
(b)(2)	Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited Partnership.
(c)(1)	Opinion of Capitalink, L.C. On Fairness, dated February 19, 2003, (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))
(c)(2)	Report to the Special Committee by Capitalink, L.C. dated February 19, 2003.
(d)	Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders.
(e)	Not applicable.
(f)	Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 2. SUBJECT COMPANY INFORMATION

     (d)  Dividends. The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of Shares; Dividends; Stock Repurchases” is incorporated herein by reference.

     (e)  Prior Public Offerings. Not applicable.

     (f)  Prior Stock Purchases. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer” and “The Tender Offer—Price Range of Shares; Dividends; Stock Repurchases” is incorporated herein by reference.

SCHEDULE 13E-E, ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (b)  Business and Background of Entities. Not applicable.

     (c)  The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 4. TERMS OF THE TRANSACTION

     (c)  Different Terms. Not applicable.

     (d)  Appraisal Rights. The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters and Regulatory Approvals” and Schedule III is incorporated herein by reference.

     (e)  Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “The Tender Offer—Available Information” is incorporated herein by reference.

     (f)  Eligibility for Listing or Trading. Not applicable.

SCHEDULE 13E-E, ITEM 5. PAST CONTRACTS. TRANSACTIONS NEGOTIATIONS AND AGREEMENTS

     (a)  Transactions. The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning Coast Dental” is incorporated herein by reference.

     (b)  Significant Corporate Events. Not applicable.

     (c)  Negotiations or Contracts. The information set forth in the Offer to Purchase under “Special Factors—Interests of Certain Persons in the Offer and the Second-Step Transaction,” “ The Tender Offer—Certain Information Concerning Coast Dental” and “The Tender Offer—Financing of the Offer” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)  Purposes. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer” is incorporated herein by reference.

     (b)  Alternatives. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer” is incorporated herein by reference.

     (c)  Reasons. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer” is incorporated herein by reference.

     (d)  Effects. The information set forth in the Offer to Purchase under “Special Factors—Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Coast Dental After the Offer,” “Special Factors—Position of the Special Committee and Our Board; Fairness of the Offer,” “The Tender Offer—Certain Federal Income Tax Consequences” and “The Tender Offer—Effect of the Offer on the Market of the Shares; NASDAQ Listing and Exchange Act Registration” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  Fairness. The information set forth in the Offer to Purchase under “Special Factors—Position of the Special Committee and Our Board; Fairness of the Offer” is incorporated herein by reference.

     (b)  Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under “Special Factors—Position of the Special Committee and Our Board; Fairness of the Offer” is incorporated herein by reference.

     (c)  Approval of Security Holders. The information set forth in the Offer to Purchase under “Special Factors—Position of the Special Committee and Our Board; Fairness of the Offer” is incorporated herein by reference.

     (d)  Unaffiliated Representative. The information set forth in the Offer to Purchase under “Special Factors—Position of the Special Committee and Our Board; Fairness of the Offer” is incorporated herein by reference.

     (e)  Approval of Directors. The information set forth in the Offer to Purchase under “Special Factors—Position of the Special Committee and Our Board; Fairness of the Offer” is incorporated herein by reference.

     (f)  Other Offers. The information set forth in the Offer to Purchase under “Special Factors—Position of the Special Committee and Our Board; Fairness of the Offer” is incorporated herein by reference.

     SCHEDULE 13E-E, ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under “Special Factors—Opinion of Capitalink, L.C.” is incorporated herein by reference.

     (b)  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under “Special Factors—Opinion of Capitalink, L.C.” is incorporated herein by reference.

     (c)  Availability of Documents. The information set forth in the Offer to Purchase under “Special Factors—Opinion of Capitalink, L.C.” is incorporated herein by reference.

     SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (c)  Expenses. The information set forth in the Offer to Purchase under “Fees and Expenses” and “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION

     (d)  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under “Special Factors—Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

     (e)  Recommendations of Others. Not applicable.

SCHEDULE 13E-3, ITEM 13. FINANCIAL STATEMENTS

     (a)  Financial Information. The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning Coast Dental” is incorporated herein by reference.

     (b)  Pro Forma Information. Not applicable.

     (c)  Summary Information. The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning Coast Dental” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (b)  Employees and Corporate Assets. Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2003

Coast Dental Services, Inc.

	By:	/s/ Timothy G. Merrick

	Name: Title:	Timothy G. Merrick Vice President – Finance and Secretary

EXHIBIT INDEX

(a)(1)	Offer to Purchase
(a)(2)	Letter of Transmittal
(a)(3)	Notice of Guaranteed Delivery of Shares of Common Stock
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(6)	Letter to Shareholders from Coast Dental
(a)(7)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(8)	Text of Press Release dated February 21, 2003, issued by Coast Dental
(a)(9)	Text of Press Release dated March 4, 2003, issued by Coast Dental
(b)(1)	Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC
(b)(2)	Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited Partnership
(c)(1)	Opinion of Capitalink, L.C. on Fairness, dated February 19, 2003, (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))
(c)(2)	Report to the Special Committee by Capitalink, L.C. dated February 19, 2003
(d)	Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders
(e)	Not applicable
(f)	Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))
(g)	None
(h)	None